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04016897

ATES
ANGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
~~8-01603~~

8-50351

RECEIVED APR 19 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trend Trader LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 E. Northsight Blvd. Ste 150
(No. and Street)

Scottsdale (City) | AZ (State) | 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Selezner | 480-948-1146 X 1382 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple + Cooper
(Name — *if individual, state last, first, middle name*)

2700 N. Central Ave. 9th Fl (Address) | Phoenix (City) | AZ (State) | 85004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TREND TRADER LLC
TRADING + SECURITIES

Member: National Association of Securities Dealers and SIPC

VIA FACSIMILE & U.S. MAIL
Facsimile # 303-620-9450

April 16th, 2004

RECEIVED APR 19 2004

Jon Block
Special Investigator
NASD – Denver
370 17th Street, Suite 2900
Denver, CO 80202-5629

Re: Trend Trader 2003 Annual Audit

Dear Mr. Block,

This letter is in response to the April 1st, 2004 correspondence regarding our annual audit.

The main difference between our annual audit net capital calculation and that reported on our initial Focus filing is the result of two entries. The first involved our auditors writing down the value of our NASDAQ warrants by $11040 which were being held at cost. The other entry related to a $7,326.29 entry for accrued rent expense. The remaining difference was due to additional accounts payable and other minor entries made as a result of items and information received after the initial filing period.

Please notify me if any additional information is required.

Sincerely,

Alex Seleznov
CFO, FINOP
Trend Trader LLC

Enc: Part III facing page

Cc:

SEC – D.C.
Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20549

SEC - Pacific Regional Office
Securities & Exchange Commission
5670 Wilshire Blvd. 11th Floor
Los Angeles, CA 90036-3648